Exhibit 4(j)

ANCHOR NATIONAL LIFE INSURANCE COMPANY

TAX SHELTERED ANNUITY ENDORSEMENT

This endorsement applies only if the application states that this Annuity was applied for as a Tax Shelter ed Annuity ("Annuity") qualifying under Section 403(b) of the Internal Revenue Code of 1986, as amended, (the "Code") and is intended to become a part of and modify the Annuity to which it is attached in order to qualify the Annuity under Code section 403(b). The provisions of this Endorsement replace any conflicting or contrary Annuity provisions.

  This Annuity is nonforfeitable, not transferable and may not be sold, assigned, discounted, or pledged as collateral for a loan or as security for the performance of any obligation to any person. This section 1 shall not apply to a transfer under a "qualified domestic relations order" within the meaning of Code section 414(p).

  You must be the Annuity Owner and the Annuitant (collectively hereinafter referred to as "you" or "your"). You must be an employee ("Employee") of an employer described in Code section 403(b)(1)(A) ("Employer"). If your employment with the Employer is terminated, you may continue to participate hereunder to the extent of the Contract Value. No further purchase payments (other than rollover contributions) will be accepted by us under the Contract on your behalf when you are no longer employed by the Employer. However, if you are employed by another Employer qualifying under Code section 403(b)(1)(A) ("Successor Employer"), you may continue to participate hereunder and future purchase payments may continue to be made. Any reference to Employer in this endorsement shall also include any such Successor Employer.

  Except as otherwise provided in the Code, purchase payments must be made by the Employer. Purchase payments for your taxable year, other than rollover contributions, as provided in Code section 403(b)(8) and regulations thereunder may not exceed the lessor of:

  A. the exclusion allowance for a taxable year determined pursuant to Code section 403(b)(2);

  B. the maximum amount permitted to be contributed for a taxable year under Code section 415; and

  C. the applicable amount specified in Code section 402(g) for salary reduction contributions (or elective deferrals) made under salary reduction agreement, as defined in Code section 402(g)(3)(c), except as otherwise provided in Code section 402(g), provided that the limitation specified in Code section403(b)(1)(E) is not exceeded.

  You are responsible for compliance with the exclusion allowance and the Code section 415 and Code section 402(g) limits, including the timely corrective distribution of any excess contributions to the extent permitted by law. The Employer is responsible for applicable employment taxes, withholding and reporting with respect to any contributions, including contribution in excess of such limits.

  Your entire interest under the Annuity accruing after December 31, 1986, will, notwithstanding anything else contained herein, be distributed as follows:

  You must begin taking distributions no later then April 1 of the calendar year following the later of (i) the calendar year in which you attain age 70 1/2, or (ii) the calendar year in which you retire, which distributions are payable over (i) your life or the lives of you and your designated beneficiary, or (ii) a period certain not extending beyond your life expectancy or the joint and last survivor expectancy of you and your designated beneficiary, except as may otherwise be provided in Code section 401(a)(9)(c).

  Payments must be made in periodic payments at intervals of no longer than one year. In addition, payments must be either non-increasing or they may increase only as provided in Q & A F-3 of section 1.401(a)(9)-1 of the Proposed Income Tax Regulations.

  In addition to meeting the distribution requirements of the regulations mentioned in the prior paragraph, payments under a partial withdrawal option or an annuity option must also comply with the minimum distribution incidental benefit ("MDIB") requirements under Code section 401(a)(9). The amount to be distributed each year beginning with the first calendar year for which distributions are required and then for each succeeding calendar year shall not be less than the quotient obtained by dividing your benefit be the lesser of (1) the applicable life expectancy, or (2) if your spouse is not the designated beneficiary, the applicable divisor determined from the table set forth in Q & A-4 of section 1.401(a)(9)-2 of the Proposed Income Tax Regulations. Distributions after your death shall be calculated using the applicable life expectancy as the relevant divisor without regard to section 1.401(a)(9)-2 of the Proposed Income Tax Regulations. This MDIB rule may increase the amount of your payments. If we are required to make a distribution to you at year end because payments made to you during the calendar year are insufficient to meet MDIB requirements for this Annuity, we will waive any surrender charge that might otherwise be applicable.

  You may satisfy the minimum distribution requirements applicable to two or more section 403(b) Tax Sheltered Annuities by receiving a distribution from such annuity equal to the amount required to satisfy the minimum distribution requirements for all such section 403(b) Tax Sheltered Annuities, as described in more detail in IRS Notice 88-38, 1988 1-C.B. 524.

  Life expectancy is computed by use of the expected return multiples in Tables V and VI of section 1.72-9 of the Income Tax Regulations. Unless otherwise elected by you by the time distributions are required to begin, life expectancy shall be recalculated annually. Such election shall be irrevocable and shall apply to all subsequent years. The life expectancy of a non-spouse beneficiary may be not recalculated. Instead, life expectancy will be calculated using the attained age of such beneficiary during the calendar year in which the individual attains 70 1/2 payments for subsequent years shall be the calculated on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

  Determination of the amount and time of distribution in order to satisfy the requirements of this section 4 and section 5 is your responsibility.

  If you die before your entire interest which has accrued after December 31, 1986, has been distributed, the following distribution rules shall apply:

  A. If you die after the distribution of your interest has commenced, the remaining portion of your interest will continue to be distributed at least as rapidly as under the methods of distribution being used prior to your death.

  B. If you die before distribution of your interest commences; your entire post-1986 interest will be distributed in accordance with one of the following three provisions:

      Your entire interest will be paid by December 31 of the calendar year containing the fifth anniversary of your death, or

      If your interest is payable to a designated beneficiary and you have not elected (1) above, then the entire interest will be distributed over the life or over a period of certain not greater than the life expectancy of your designated beneficiary commencing on or before December 31 of the calendar year immediately following the calendar year of your death. Your designated beneficiary may elect at any time to receive greater payments.

      If your designated beneficiary is your surviving spouse, your spouse may elect to receive equal or substantially equal payments over life or life expectancy of the surviving spouse commencing at any date prior to the later of (I) December 31 of the calendar immediately following the calendar year of your death; and (ii) December 31 of the calendar year containing the fifth anniversary of your death or the date distributions are required to begin pursuant to the preceding sentence. Your surviving spouse may accelerate these payments at any time, i.e., increase the frequency or amount of such payments.

  Life expectancy is computed by use of the expected return multiples and Tables V and VI of section 1.72-9 of the Income Tax Regulations. For purposes of distributions beginning after your death, unless otherwise elected by your surviving spouse by the time distributions are required to begin, life expectancy shall be recalculated annually. Such election shall be irrevocable by the surviving spouse and shall apply to subsequent years.

  In case of any other beneficiary, life expectancy shall be recalculated using the attained age of such beneficiary during the calendar year in which distributions are required to begin, and payments for any subsequent calendar year shall be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

  Distributions are considered to have begun if distributions are made on account of you attaining the required beginning date or, if prior to the required beginning date, distributions irrevocably commence over a period permitted and in an annuity form acceptable under section 1.401(a)(9)-1 of the Regulations.

  Except as provided below, you may withdraw part or all of the Annuity Value at any time this Annuity is in force prior to the earlier of the Annuity Date or your death:

  A. The withdrawal of Annuity Value attributable to contributions made pursuant to a salary reduction agreement (within the meaning Code section 402(g)(3)(C ) may be executed only:

      when you attain age 59 1/2, separate from service, die or become disabled (within the meaning Code section 72(m)(7)); and

      in the case of hardship (as defined for purposes of Code section 401(k)), provided that any withdrawal of Annuity Value in the case of hardship may not include any income attributable to salary reduction contributions.

B. The withdrawal limitations described in Paragraph A. above apply to:

  salary reduction contributions to Code section 403(b) contracts made for plan years beginning after December 31, 1988,

  earning credited to such contracts after the last plan year beginning before January 1, 1989, on amounts attributable to salary reduction contributions, and amounts which have been transferred to this Annuity from a custodial account under Code section 403(b)(7). In the case of amounts attributable to funds transferred to this Annuity from a custodial account described in Code section 403(b)(7), hardship distributions may only be made from (i) amounts held in such account as of December 31, 1988, and (ii) contributions made to such account after December 31, 1988, pursuant to a salary agreement.

C. Any request for a withdrawal due to hardship must be submitted with evidence acceptable to the Company on forms provided by the Company and consistent with the applicable law.

  Rollovers

  A. Definitions:

      Eligible rollover distributions: An eligible rollover distribution is any distribution of all or any portion of the balance to the credit of the distributee, except that an eligible rollover distribution does not include: any distribution that is one of a series of substantially equal periodic payments (not less frequent than annually) made for the life (or life expectancy) of the distributee or the joint lives (or period of ten years or more; any distribution to the extent such distribution is required under section 401(a)(9) of the Code; and the portion of any distribution that is not included in gross income (determined without regard to the exclusion for net unrealized appreciation with respect to employer securities).

      Eligible retirement plan: An eligible retirement account described in Code section 408(a), an individual retirement annuity described in code section 408(b), or an annuity plan described in Code section 403 (b), that accepts the distributee's eligible rollover distribution.

      Distributee: A distributee includes an Employee or former Employee. In addition, the Employee's or former Employee's surviving spouse and the Employee's or former Employee's spouse or former spouse who is the alternate payee under a qualified domestic relations order, as defined in section 414(p) of the Code, is the distributee with regard to the interest of the spouse or former spouse.

      Direct rollover: A direct rollover is a direct payment hereunder to the eligible retirement plan specified by the distributee.

  B. Notwithstanding any provision of a plan to the contrary that would otherwise limit a dustributee's election, a distributee may elect in writing not more than 90 days prior to distribution, to have any portion of an eligible rollover distribution hereunder paid directly to an eligible retirement plan specified by the distributee in a direct rollover.

  Before any eligible rollover distributions are made, the Company will provide you with a written explanation of your right to make a direct rollover and the tax consequences of making or not making a direct rollover.

  If your Annuity is subject to ERISA, your spouse will have certain rights, such as the right to a Qualified Joint and Survivor Annuity Benefit ("QJSA") or a Qualified Pre-retirement Survivor Annuity Benefit ("QPSA"). Your spouse's rights under ERISA may limit your choice of payment plan, beneficiary, or lump sum benefit.

  If you are married on the Annuity Date, your payment plan must be an immediate annuity for your life with a survivor annuity for the life of your spouse which is not less than 50 percent and not more than 100 percent of the amount of the annuity which is payable during the joint lives of your and your spouse, and which is the amount of benefit which can be purchased with the Annuity Value.

  If you die before your Annuity Date and your spouse survives you, the payment of the Death Benefit to your named beneficiary is subject to your spouse's right to receive an immediate annuity which is the actuarial equivalent of one-half the portion of your Annuity Value.

  Your spouse must consent to your choice of a form of benefit other than the QJSA/QPSA, beneficiaries who are not your spouse, and benefits paid in a lump sum or installments instead of a QJSA/QPSA annuity.

  In order for your spouse to properly waive his or her QJSA/QPSA rights, the Company must receive, in form satisfactory to the Company, your spouse's written consent, certification that your do not have a spouse, or that your spouse cannot be located, witnessed by an authorized representative of the Employer or a notary public. Waiver of a spouse's right to QJSA/QPSA benefits and elections of an alternative form of benefit cannot be made more than 90 days before your Annuity Date. A waiver of a spouse's rights to QJSA/QPSA benefits may become ineffective if made before you attain age 35, or if earlier, the date you terminate your employment with your Employer. Waivers of a spouse's rights hereunder with respect to a lump sum payment must be made not more than 90 days before the date of distribution.

  You may revoke an election requiring a waiver of your spouse's QJSA/QPSA rights at any time during your lifetime and before the Annuity Date. Your spouse, however, may not revoke his or her consent once given.

  In the event of any conflict between the terms of this Annuity and any sections of the Code applicable to Code section 403(b) tax sheltered annuities, those Code Sections will govern. The Company is not liable for any tax or tax penalties paid by any party resulting from failure to comply with the Code, ERISA and any rulings, regulations, and requirements thereunder relating to this Annuity. Further, in no event may any plan provision enlarge the Company's obligation under this Annuity. The Employer is responsible for compliance with ERISA, including but not limited to reporting and disclosure requirements. The Company shall be entitled to regard the Annuity as not subject to ERISA unless notified otherwise in writing by the Employer.

  To the extent that amounts paid to this Annuity are subject to the coverage and nondiscrimination requirements of Code section 403(b)(12), the Employer shall be solely responsible for the compliance with such requirements.

  Any transfer of amounts to or from this Annuity directly to or from another section 403(b) plan shall comply with the requirements of IRS Revenue Ruling 90-24. You are responsible for compliance with such requirements.

  Notwithstanding any provision in this Annuity to the contrary, contributions, benefits and service credits, if applicable, with respect to qualified military service shall be provided in accordance with Code section 414(u).

  All references to "sex" are hereby deleted from the contract/certificate.

  The tables in the ANNUITY OPTIONS section are deleted and replaced by the following:

In Witness hereof, the Company has caused this Endorsement to be executed as of the date of issue of the Annuity to which it is attached.

[signatures appear here]

Fixed Annuity Option Tables

Option 1: Life Income
Monthly Income per $1,000
Year of Annuitization	2010	2020	2030	2040
Age
30	3.06	3.03	3.00	2.97
35	3.18	3.14	3.10	3.07
40	3.32	3.28	3.23	3.20
45	3.51	3.45	3.40	3.35
50	3.74	3.67	3.60	3.54
55	4.05	3.95	3.87	3.79
60	4.45	4.33	4.22	4.12
65	4.99	4.83	4.68	4.55
70	5.75	5.53	5.33	5.16
75	6.86	6.54	6.26	6.02
80	8.48	8.02	7.61	7.26
85	10.89	10.21	9.62	9.11

Option 2: Life Income with 10 year Guarantee
Monthly Income per $1,000
Year of Annuitization	2010	2020	2030	2040
Age
30	3.06	3.03	3.00	2.97
35	3.17	3.14	3.10	3.07
40	3.32	3.27	3.23	3.19
45	3.50	3.44	3.39	3.35
50	3.73	3.66	3.60	3.54
55	4.03	3.94	3.86	3.78
60	4.41	4.29	4.19	4.10
65	4.91	4.76	4.63	4.51
70	5.57	5.39	5.22	5.07
75	6.42	6.19	5.98	5.79
80	7.40	7.16	6.92	6.70
85	8.34	8.13	7.93	7.73

Option 3: Joint and Last Survivor Annuity (Male and Female)
Monthly Income per $1,000
Year of Annuitization	2020				2040
Age	45	55	65	75	45	55	65	75
45	3.20	3.32	3.39	3.43	3.14	3.24	3.30	3.33
55	---	3.57	3.77	3.88	---	3.46	3.64	3.73
65	---	---	4.19	4.54	---	---	4.01	4.32
75	---	---	---	5.37	---	---	---	5.03

Values not shown are available from Our Administrative Office on request.

Variable Annuity Option Tables

Option 1: Life Income
Monthly Income per $1,000
Year of Annuitization	2010	2020	2030	2040
Age
30	4.38	4.36	4.34	4.32
35	4.47	4.44	4.41	4.39
40	4.60	4.55	4.52	4.49
45	4.75	4.70	4.65	4.61
50	4.96	4.90	4.83	4.78
55	5.24	5.15	5.07	5.00
60	5.62	5.50	5.40	5.30
65	6.15	5.99	5.84	5.72
70	6.90	6.68	6.48	6.30
75	8.01	7.69	7.41	7.16
80	9.65	9.18	8.76	8.40
85	12.09	11.39	10.79	10.26

Option 2: Life Income with 10 year Guarantee
Monthly Income per $1,000
Year of Annuitization	2010	2020	2030	2040
30	4.38	4.36	4.34	4.32
35	4.47	4.44	4.41	4.39
40	4.59	4.55	4.51	4.48
45	4.74	4.69	4.65	4.61
50	4.95	4.88	4.82	4.77
55	5.21	5.13	5.05	4.99
60	5.57	5.46	5.36	5.27
65	6.04	5.90	5.77	5.66
70	6.67	6.49	6.33	6.18
75	7.49	7.27	7.06	6.88
80	8.42	8.18	7.96	7.75
85	9.31	9.11	8.91	8.72

Option 3: Joint and Last Survivor Annuity (Male and Female)
Monthly Income per $1,000
Year of Annuitization	2020				2040
Age	45	55	65	75	45	55	65	75
45	4.47	4.57	4.63	4.67	4.42	4.50	4.56	4.59
55	---	4.77	4.94	5.06	---	4.68	4.83	4.93
65	---	---	5.32	5.66	---	---	5.16	5.44
75	---	---	---	6.45	---	---	---	6.11

Values not shown are available from Our Administrative Office on request.